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                                                 40 King Street West, 52nd Floor
[LOGO] KINROSS                                              Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE

           KINROSS COMPLETES PURCHASE OF 51% OF PARACATU MINE, BRAZIL


DECEMBER 31, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") is pleased to announce that it has completed the purchase of the 51% of the Rio Paracatu Mineracao (RPM), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. Consideration of US$260 million was paid in cash on completion and is subject to a working capital adjustment post completion. This calculation will be based on final accounting records for December 31, 2004 and will take several weeks to compile. Kinross now owns 100% of the property and becomes the operator. In connection with this transaction, Kinross has entered into a three-year revolving credit facility for US$200 million and borrowed US$105 million to satisfy a portion of the purchase price of US$260 million. This new credit facility replaces the existing credit facility of US$125 million.

The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX Gold Inc.

Bob Buchan, C.E.O. stated, "having 100% of this mine vaults Paracatu to be one of Kinross' core assets. Early in 2005 we will begin an aggressive exploration program designed to significantly increase the existing reserve base. If successful this could allow us to revise the size of the mill expansion we are contemplating."

ABOUT KINROSS GOLD CORPORATION

Kinross Gold Corporation (WWW.KINROSS.COM) is a senior gold producer with thirteen gold producing properties in six countries, mainly in the Americas. Kinross head office is located in Toronto, and trades under the symbol K on the Toronto Stock Exchange, and symbol KGC on the New York Stock Exchange.

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THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE
MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                      TRACEY M. THOM
VICE PRESIDENT,                          MANAGER,
INVESTOR RELATIONS                       INVESTOR RELATIONS
Tel. (416) 365-7254 /                    Tel. (416) 365-1362 /
Cell (416) 278-4137                      Cell (416) 301-9022